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Fundrise
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The Fundrise Innovation Fund, our venture capital vehicle, recently closed a $6 million investment in Canva, the leading online design and visual communication platform. Canva empowers anyone to easily create stunning graphics, videos, presentations, and more with its easy-to-use drag-and-drop interfaces and thousands of free templates.

Canva is emerging as the leading challenger of Adobe, a $240 billion company and the dominant player in design software. Canva recently even surpassed Adobe in online search interest. In other words, Canva's potential is enormous, without even taking into account the disruption potential of AI, which Canva is so well positioned to exploit. The power of software and now AI, is democratizing design, with ever-increasing quality and ever broader access.

You can read more about our Canva investment here:
https://lnkd.in/dGuqT7Qc

You can also view all of our venture holdings at Fundrise.com/Venture.

Disclaimer: An investor in the Fundrise Innovation Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/innovation. Investors should read the prospectus carefully before investing.


NEW VENTURE INVESTMENT
Fundrise makes $6m investment in Canva
The Fundrise Innovation Fund has made a **$6 million investment in Canva**—a platform that empowers anyone to easily create stunning graphics, videos, presentations, and more.
0:14


The Fundrise Innovation Fund, our venture capital vehicle, recently closed a $6 million investment into @Canva, the leading online design and visual communication platform.

Canva empowers anyone to easily create stunning graphics, videos, presentations, and more with its easy-to-use drag-and-drop interfaces and thousands of free templates.

Canva has emerged as the leading challenger of Adobe, a $240 billion company and the dominant player in design software. Canva recently even surpassed Adobe in online search interest. In other words, Canva's potential is enormous.

You can read more about this investment here: fundrise.com/investor-updat...

You can also view all of our venture holdings at Fundrise.com/Venture.

NEW VENTURE INVESTMENT

Fundrise makes $6m investment in Canva

The Fundrise Innovation Fund has made a **$6 million investment in Canva**—a platform that empowers anyone to easily create stunning graphics, videos, presentations, and more.



















NEW VENTURE INVESTMENT
Fundrise makes $6m investment in Canva
The Fundrise Innovation Fund has made a $6 million investment in Canva—a platform that empowers anyone to easily create stunning graphics, videos, presentations, and more.

fundrise

fundrise The Fundrise Innovation Fund, our venture capital vehicle, recently closed a $6 million investment into @Canva, the leading online design and visual communication platform.

Canva empowers anyone to easily create stunning graphics, videos, presentations, and more with its easy-to-use drag-and-drop interfaces and thousands of free templates.

Canva has emerged as the leading challenger of Adobe, a $240 billion company and the dominant player in design software. Canva recently even surpassed Adobe in online search interest. In other words, Canva's potential is enormous.

You can view all of our venture holdings at Fundrise.com/Venture.

Disclaimer: An investor in the Fundrise Innovation Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/innovation. Investors should read the prospectus carefully before investing.

#Canva
#VentureCapital
#investing
#Fundrise

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READ THE CAPTION
Fundrise makes $6m investment in Canva
CANVA IS NOW A PART OF THE FUNDRISE VENTURE PORTFOLIO

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fundrise ICYMI: The Fundrise Innovation Fund, our venture capital vehicle, recently closed a $6 million investment into @Canva, the leading online design and visual communication platform.

Canva has emerged as the leading challenger of Adobe, a $240B company and the dominant player in design software.

With more than 135m monthly active users, over $1.6B in annualized revenue, and a brand-new suite of generative AI tools, we believe Canva is one of the most exciting consumer technology businesses on the planet and are proud to be shareholders.

Moreover, Canva is exactly the kind of company that would've been unavailable to most investors prior to the launch of the Fundrise Innovation Fund.

You can view all of our venture holdings at Fundrise.com/Venture.

Disclaimer: An investor in the Fundrise Innovation Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/ innovation. Investors should read the prospectus carefully before

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